

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 7, 2009

<u>Via U.S. Mail and Fax (604) 696-0796</u>
Robert G. McFarlane
Chief Financial Officer
Telus Corporation
8-555 Robson Street
Vancouver, British Columbia Canada V6B 3K9

   RE: **Telus Corporation**
       Form 40-F for the fiscal year ended December 31, 2008

       File No. 001-15144

Dear Mr. McFarlane:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director